EXHIBIT (12)


    COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND
    EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK
                     DIVIDEND REQUIREMENTS


                                                     Twelve
                                                  Months Ended
                                                  June 30, 1998
Income before provision for income taxes and      $  61,830,643
fixed charges (Note A)

Fixed charges:
Interest on first mortgage bonds                  $  16,049,307
Amortization of debt discount and expense less          884,781
premium
Interest on short-term debt                           1,347,670
Other interest                                          329,234
Rental expense representative of an interest            161,908
factor (Note B)

Total fixed charges                                  18,772,900

Preferred stock dividend requirements:
Preferred stock dividend requirements not             2,338,304
deductible for tax purposes
Ratio of income before provision for incomes              1.562
taxes to net income

Nondeductible dividend requirements                   3,652,431
Deductible dividends                                     78,036

Total preferred stock dividend requirements           3,730,467

Total combined fixed charges and preferred stock  $  22,503,367 dividend requirements

Ratio of earnings to fixed charges                        3.29x

Ratio of earnings to combined fixed charges and           2.75x
preferred stock dividend requirements

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NOTE A: For the purpose of determining earnings in the calculation of the ratio, net income has been increased by the provision for income taxes, non-operating income taxes and by the sum of fixed charges as shown above.

NOTE B: One-third of rental expense (which approximates the interest factor).